UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant's name into English)

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement

On December 18, 2014, Prime Acquisition Corp., (the "Company") entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Prime Luxembourg S.a.r.l., the Company’s wholly owned subsidiary (“LuxCo”), Seba S.r.l., at the time LuxCo’s wholly owned subsidiary (“Seba”), Francesco Rotondi and Luca Failla. Pursuant to the Purchase Agreement, on December 18, 2014, Messrs. Rotondi and Failla acquired all of the outstanding equity interests in Seba in exchange for the return of 497,308 of the Company’s shares (the “Consideration Shares”). Seba’s sole asset consists of four floors of Corsa Europa 22, an office building in central Milan.

In connection with the Purchase Agreement:

1.        The Company, LuxCo, Messrs. Rotondi and Failla and Giuseppe Pantaleo entered into an agreement which terminated the Transaction Value Agreement dated September 30, 2013 among them (the “TVA”). The TVA required the Company to make Messrs. Rotondi, Failla and Pantaleo whole in the event that the average sales price of all of the shares that were issued to them were sold in public market transactions at less than $10 per share.

2.        The Company, LuxCo, Nova S.r.l. (“Nova”), and Mr. Rotondi entered into an option agreement (the “Option Agreement”) pursuant to which Mr. Rotondi would have the right to purchase all of the equity interests in Nova owned by LuxCo in the event that (i) the mortgage payments that Mr. Rotondi has personally guaranteed are not made, or (ii) a certain power of attorney that would facilitate the transfer of Nova’s equity interests to Mr. Rotondi is not renewed. The Option Agreement will terminate on the repayment of the mortgages or the termination of Mr. Rotondi’s personal guaranties. The consideration for the exercise of the option would be the return of 50,000 shares of the Company’s ordinary shares. Nova’s sole asset consists of four floors of Corsa Europa 22, an office building in central Milan

Termination of a Material Definitive Agreement

The information contained in “Entry into a Material Definitive Agreement” relating to the TVA is incorporated by reference in this section.

Completion of Acquisition or Disposition of Assets

The information contained in “Entry into a Material Definitive Agreement” is incorporated by reference in this section.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prime Acquisition Corp.

Dated: December 22, 2014	By:	/s/ William Yu
Name: William Yu Title: Interim Chief Executive Officer

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